Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes rejects TNR Gold Corp.’s
claim of a back-in right to the Los Azules Copper Project

TORONTO, ONTARIO - April 26, 2010 - Minera Andes Inc. (“Minera Andes”) (TSX: MAI and US OTC: MNEAF) announces that it has received a notice from Solitario Argentina S.A, a wholly-owned subsidiary of TNR Gold Corp. (together, “TNR”) purporting to back-in to a portion of Minera Andes’ Los Azules copper project (the “Project”) by “waiving” the requirement that Minera Andes have completed a feasibility study.

As we mentioned in our April 1, 2010 news release, Minera Andes rejects the ability of TNR to back-in to any part of the Los Azules copper project. And, as also previously announced, Minera Andes has filed a statement of claim against TNR in the Supreme Court of British Columbia in respect of the same.

The executed agreement in question (as further described below) contains the following clause:

 “If, within 36 months of exercising the Option, Xstrata* completed a feasibility study on any part of the Property, Xstrata must notify Solitario, and Solitario will have the right to elect to “buy back” up to a maximum of 25% equity in the Property at any time within 120 days of receiving the said notification (the “Back-in Right”) by giving written notice to Xstrata of the exercise of the Back-in Right”.

* The obligations of Xstrata under the contract in question was assigned to Minera Andes in the fall of 2009 - see “Background to the TNR Dispute” below.

TNR also claims in their separate suit brought against Xstrata that their back-in right is not subject to the 36-month timeline that appears in the executed agreement. TNR claims the 36-month limit was never the commercial intention of the parties. In particular, TNR claims the 36-month requirement was added by Xstrata, overlooked by TNR (and their lawyers) and not discovered for a number of years all the while Xstrata made payments on their option. In this respect TNR brought a claim in the Supreme Court of British Columbia in October of 2008.

We encourage you to read the full background to the TNR dispute below. We believe the facts of this case will speak for themselves.

Background to the TNR Dispute

•	The Project was, until the fall of 2009, subject to an option agreement between Xstrata Copper (and certain affiliates, “Xstrata”) and Minera Andes.

•
In the fall of 2009, Xstrata elected not to exercise its option to back-in to the Project and subsequently transferred all properties then held by Xstrata (and forming part of the Project) to Minera Andes. Minera Andes now owns 100% of the Project.

Minera Andes Inc.
News Release 10-8 Page 1

•
Certain portions of the Project (the “Subject Properties”) that were formerly held by Xstrata and transferred to Minera Andes following the termination of the option agreement remain subject to an underlying option agreement between Xstrata and TNR (the “TNR Agreement”).

•
The TNR Agreement provides that TNR has the right to back-in to up to 25% of the Subject Properties, exercisable by TNR upon the satisfaction of certain conditions within 36 months of Xstrata exercising its option, including the completion of a feasibility study.

•	The 36-month period following the exercise of the option expired on April 23, 2010 and no feasibility study has been completed on the Project.

•	The Subject Properties comprise the northern half of the Los Azules Copper Project, and does NOT represent 25% of the Los Azules deposit by area or resources identified.

•	The TNR Agreement is the subject of two legal disputes:

1.
Between TNR and Xstrata, commenced by TNR against Xstrata in the Supreme Court of British Columbia in October 2008. The dispute surrounds the validity of the 36-month time limit in which to complete a feasibility study, which TNR claims was never the commercial intention of the parties. In particular, TNR claims the 36-month requirement was added by Xstrata, overlooked by TNR (and their lawyers) and not discovered for a number of years all the while Xstrata made payments on their option. In this respect TNR brought a claim in the Supreme Court of British Columbia in October of 2008.

2.
Between Minera Andes and TNR, commenced by Minera Andes against TNR in the Supreme Court of British Columbia on April 1, 2010. Minera Andes is seeking a declaration that any back-in notice delivered by TNR prior to or on April 23, 2010 will be null, void and of no force and effect on account that a feasibility study must be completed on the Project prior to TNR being entitled to exercise its back-in right. A feasibility study has never been completed on the Project.  Further, Minera Andes disputes the legal ability of TNR to waive this condition. Minera Andes received TNR’s statement of defence on April 23, 2010.

As an additional point of clarification, Minera Andes wishes to confirm that notwithstanding references by TNR to “its Los Azules” project, that the Project remains 100% owned by Minera Andes and Minera Andes has no agreement or working relationship with TNR.

About Los Azules

Los Azules is a large copper porphyry system located in western San Juan province of Argentina  in a belt of porphyry copper deposits that straddles the border between Chile and Argentina. This belt contains some of the world’s largest copper deposits, including Codelco’s El Teniente and Andina mines, Anglo American’s Los Bronces mine, Antofagasta PLC’s Los Pelambres mine, and Xstrata’s El Pachón project, among others.

Los Azules has an inferred mineral resource of 922 million tonnes grading 0.55 percent copper and containing 11.2 billion pounds of copper at a cut off grade of 0.35 percent copper. There is high-grade, near-surface core of 161 million tonnes grading 0.87 percent copper and containing 3.1 billion pounds of copper at a cut off grade of 0.70 percent copper. The known resource covers an area approximately 3.7 kilometers by 1 kilometer in size and is open at depth and laterally.

About Minera Andes

Minera Andes Inc.
News Release 10-8 Page 2

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA who owns the San José Mine which is a large primary silver producer, which produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. Minera Andes continues to be well funded and have no bank debt.

This news release has been submitted by Nils Engelstad, Vice President - Corporate Affairs.

For further information, please contact: Nils Engelstad or visit our Web site: www.minandes.com.

Nils Engelstad
Vice President, Corporate Affairs
99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Scientific and Technical Information:

For further information in respect of the Los Azules project please refer to the technical report entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009, the “Los Azules Report” prepared by Randolph P. Schneider, Robert Sim, Bruce Davis, William L. Rose, and Scott Elfen, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects . This report is available on SEDAR (www.sedar.com). The results of the above referenced preliminary assessment are preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project as described in the preliminary assessment will be realized. The basis for the preliminary assessment and the qualifications and assumptions made are set out in the Los Azules Report.

Cautionary Note to U.S. Investors:

All resource estimates reported by the Corporation were calculated in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Minera Andes Inc.
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Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
News Release 10-8 Page 4